May 8, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC  20549-7010

Attention:  Mr. Rufus Decker, Accounting Branch Chief

RE:           Form 10-K for the fiscal year ended June 28, 2008
Form 10-Q for the period ended December 27, 2008
Definitive Proxy Statement filed September 17, 2008
File No. 1-367

Dear Mr. Decker:

We have reviewed your comment letter dated April 9, 2009 and have provided detailed responses keyed to your letter.  We will address staff comments in future filings where applicable:

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 28, 2008

1.	Comment:
General

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:
Revisions have been made in our recently filed Fiscal 2009 Third Quarter Form 10-Q or are planned for our Fiscal 2009 Form 10-K filing.

2.	Comment:

We note your responses to prior comments 9 and 10.  Please disclose the information that you provided in your responses.

Response:
The Company plans on providing the following disclosures in its Form 10-K for the fiscal year ended June 27, 2009:

1.  The Company has not disclosed the total amount of the unrecognized deferred taxes related to these earnings. Compiling the data necessary for such disclosure is not practical as it would involve an extensive study requiring the Company to go back many years to calculate the earnings and profits for a number of foreign subsidiaries.

2.  The Company has (and is managed through) nine manufacturing plants or reporting units, which are in Scotland, Brazil, Athol, MA, Cleveland, OH, Mt. Airy, NC, China, Waite Park, MN, Laguna Hills, CA, and the Dominican Republic.  Internal operating statements used by the chief operating decision maker (the CEO) are prepared on the basis of the operating results of each of these units, and the Company believes these reporting units meet the aggregation criteria of SFAS 131.

The Company has concluded that its principal units in North America, Scotland and Brazil are responsible for the sales and marketing of the Company’s entire product portfolio and as a result have similar economic characteristics and therefore similar long-term financial prospects because they operate in worldwide markets, produce and market the same or similar finished products in the same way, generate comparable gross margins, have comparable return on equity, and sell primarily through distribution as opposed to directly to the end user of the product.  Because the units operate in different countries, the economic climate in each country may affect the short-term results of each unit differently; however, over the long run, the units in general are expected to operate similarly and generate similar returns.

3.	Comment:
Management’s Discussion and Analysis, page 11
General

We note that your response to prior comment 3.  You state that the increase in North American sales was driven primarily by increases in the volume of goods sold with a lesser impact due to increases in prices and the introduction of new products.  Please quantify the extent to which the increase was due to each of these factors.  We note the additional disclosure you propose to provide to quantify the extent to which each factor contributed to the overall change in gross margin.  Please provide similar quantitative disclosures for significant changes in other items including selling, general and administrative costs.

Response:

The Company notes the comment but does not have the enterprise system capabilities to provide accurate and meaningful specific information along the lines requested.  The Company has enough unit information to state intuitively that the increase is driven by unit volume and has disclosed this here and in the Company’s latest filed Form 10-Q.

Disclosure regarding increases in prices is difficult to assemble given that the price increases are not always uniform and average selling price comparisons are not readily available.  Sales of new products have not had a significant impact over the last few years.

In addition to the disclosure provided in our March 29, 2009 letter, we also note the following regarding the $7.1 million increase in selling, general and administrative costs:  Increases were noted in professional fees ($.5 million), salaries ($.4 million), office supplies ($.6 million), and training/meetings ($.1 million).

4.	Comment:
Critical Accounting Policies, page 15

We note your response to prior comment 5.  For any asset groups which have been tested for impairment in accordance with SFAS 144, please consider providing a sensitivity analysis of the material assumptions used to determine fair value based upon reasonably likely changes.  You should discuss whether reasonably likely changes in key assumptions such as sales growth rates and discount rates may result in an impairment charge.  You should also consider disclosing the carrying value for any asset groups for which the carrying value is close to the estimated fair value.

Response:

The Company has added disclosures to its recently filed third Quarter 10Q related to reporting units that were evaluated for impairment.  The Company tested Tru-Stone as an individual asset group for impairment under SFAS 144 and has concluded that the gross undiscounted cash flows of the asset group exceeded the carrying value of those assets.  As such, no impairment was required under SFAS. 144. Projections of cash flow were generated for this asset group utilizing estimates from sales, operations, and finance to arrive at the projected cash flows.  The Company estimates that a 25% drop in the cash flows could result in future impairment charges.   The difference between the fair value and the carrying value after the goodwill impairment write-down of $5.3 million is approximately $700,000.

5.	Comment:
Critical Accounting Policies, page 15

We note your response to prior comment 6 and have the following comments:
•
As previously requested, please address how you determined that you have two reporting units.  Specifically, we note that your response to prior comment 12 indicates that you have nine operating segments pursuant to paragraph 10 of SFAS 131.  Given that paragraph 30 of SFAS 142 indicates that a reporting unit is an operating segment or one level below an operating segment, please help us understand how you determined your two reporting units; and

•
Please considering disclosing the difference between the estimated fair value and carrying value of each of your reporting units.  In addition to the sensitivity analysis that you will provide for significant assumptions, please also discuss whether reasonably likely changes in these assumptions may result in an impairment charge.  Please also discuss what consideration was given to your current market capitalization in your impairment analysis.

Response:

Regarding the first bullet:  To clarify the Company does not believe that it has nine operating segments and has not responded previously as such.  It has several manufacturing operations located in different countries with their respective products brought to market as one portfolio under the Starrett brand. Each region in which the Company operates has its own unique characteristics that are continually evolving, the constant being the Starrett brand and the strength of a unified product portfolio.  The Company believes that the various manufacturing reporting units meet the aggregation criteria of SFAS 131.  The two reporting units discussed in our response represent the two operations which were separately acquired with the acquisition purchase price allocation resulting in goodwill ascribed to each of these units.

Regarding the second bullet:  The Company has added disclosures to its recently filed Fiscal 2009 Third Quarter Form 10-Q related to material reporting units.  As disclosed in the Fiscal 2009 Third Quarter Form 10-Q, we performed an impairment analysis under SFAS 142 which resulted in the impairment of all goodwill recorded on the books of Tru-Stone ($5.3 million).  No impairment was required for Kinemetric, the other reporting unit with recorded goodwill.  The current market capitalization of The L. S. Starrett Company was not considered in this analysis since this market capitalization appears to be impacted by many qualitative factors which have little connection to the fair value of the Tru-Stone and Kinemetric  reporting units.  As a result, a discounted cash flow model was used to estimate the fair value of the reporting units.  We have not made additional disclosures related to the Kinemetric reporting unit as the goodwill and intangibles represent less than .8% of the Company’s assets.

6.	Comment:
Note 13.  Operating Data.  page 43

We note your response to prior comment 12.  Please show us supplementally what additional disclosures you will provide.  Your disclosures should include how you determine your operating and reportable segments, including if you aggregate operating segments.  Refer to paragraph 26 of SFAS 131.

Response:

The Company proposes the following disclosure for its Fiscal 2009 Form 10-K:The Company has (and is managed through) nine manufacturing plants or reporting units, which are in Scotland, Brazil, Athol, MA, Cleveland, OH, Mt. Airy, NC, China, Waite Park, MN Laguna Hills, CA, and the Dominican Republic.  Internal operating statements used by the chief operating decision maker (the CEO) are prepared on the basis of the operating results of each of these units, and the Company believes these reporting units meet the aggregation criteria of SFAS 131.

The Company has concluded that its principal units in North America, Scotland and Brazil have similar economic characteristics and therefore similar long-term financial prospects because they operate in worldwide markets, produce and market the same or similar finished products in the same way, generate comparable gross margins, have comparable returns on equity, and sell primarily through distribution as opposed to directly to the end user of the product.  Because certain of the units operate in different countries, the economic climate in each country may affect the short-term results of each unit differently; however, over the long run, the units in general are expected to operate similarly and generate similar returns.

Other reporting unit similarities include:

a.
All the Company’s units produce tools and related products used primarily by the metal-working and construction trades.  These include rules and tape measures, levels, dial indicators, band saw and holesaw blades, gage blocks, ground flat stock, granite surface plates, micrometers and calipers, etc.  All the Company’s products are included in a single catalogue regardless where manufactured.

b.	The production processes for all products (regardless of where manufactured) are the same or similar in that they use metal or granite as a raw material.

c.	The Company’s products are sold from its manufacturing units through a customer base of resellers, primarily industrial distributors.

d.	The Company and its individual units are not materially affected by the regulatory environment.

For these reasons, the Company believes it is appropriate to report on the basis of one reporting segment.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 27, 2008
7.	Comment:
General

Please address the above comments in your interim filings as well.

Response:

The Company will apply the responses above in its future interim filings.

DEFINITIVE PROXY STATEMENT FILED SEPTEMBER 17, 2008

8. Comment:
Cash Incentive Compensation, page 5

We note your response to comment 19 in our letter dated February 26, 2009.  However, your cash incentive compensation disclosure does not adequately address how the compensation committee determined the amount and formula for each executive officer.  See Item 402(b)(1)(v) of Regulation S-K.  In future filings, please quantify IBT and net sales and discuss in greater detail how those amounts are calculated and analyzed to generate the cash incentive aware for each executive officer.

With respect to the cash bonus plan for Mr. Aspin, we note that you believe disclosure of the performance targets used to calculate compensation awards would result in competitive harm.  Please provide us your analysis that demonstrates that the disclosure could cause competitive harm based on your particular facts and circumstances.  Your response that disclosing target information could cause competitive harm could apply to many registrants.  Please also explain how this would affect you differently than other companies who disclose performance targets.  Alternatively, in future filings, please quantify the target and actual corporate performance measures (e.g., sales and IBT) used to award any cash incentive compensation.

Response:

We believe that the cash compensation disclosure, under the advice of legal counsel, was adequately disclosed in our proxy statement dated October 8, 2008 and meets the requirements of Item 402(b)(1)(v) of Regulation S-K. In accordance with Item 402(b)(1)(v), the Company disclosed how it determines the amount of annual cash compensation payable to Mr. Starrett, Mr. Walsh and Mr. Hylek, including the formula for making such determinations.

In regard to Mr. Aspin, disclosing the sales target component would potentially give competitors information that could be detrimental to our business and shareholders. Our competitors fall into basically two categories: large public corporations and private companies that do not disclose this data.

Knowledge of the Company’s sales target could enable a competitor to unfairly engage in pricing and negotiation tactics that are detrimental to the Company’s business.  A competitor could use this information to offer more favorable terms to third parties with whom the Company may wish to do business in the future, and thus gain a competitive advantage over the Company.

Moreover, the Company respectfully submits that disclosure of its sales target would be disadvantageous to the Company’s efforts to retain its current employees and recruit new employees.  In the event that the Company’s current sales target was made public and the Company failed to meet its target, that information could be used against the Company by its competitors both in an attempt to solicit existing employees and in recruiting new employees.  For example, a competitor could suggest that a failure to meet a sales target indicates an ailing or failing business, when in fact the difference may be attributable to aggressive goals established as a means to incentivize employees to perform above expectations.  In this circumstance, competitors would likely highlight the fact that the employee has not earned performance based compensation in that year, and would offer a more attractive compensation package.

The Company respectfully submits that disclosure of the Company’s sales target would have an adverse effect on the Company’s business and its ability to compete.

In addition, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to a filing and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Randall J. Hylek

The L. S. Starrett Company
By:  Randall J. Hylek
Treasurer and CFO

cc:           Kim O’Connor, Grant Thornton LLP
Steve Wilcox, Ropes & Gray LLP
John Storm, Ropes & Gray LLP